

MARGOLIES, FINK & WICHROWSKI
Certified Public Accountants
2201 W. Sample Road
Building 9, Suite 1B
Pompano Beach, Florida 33073
Office: (954) 979-5440
Fax: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A., P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kovack Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under SEC Rule 17a-5(d)(4) in which (1) Kovack Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kovack Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and (2) Kovack Securities, Inc. stated that Kovack Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kovack Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kovack Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Margolies, Fink and Wichrowski

Pompano Beach, Florida
February 11, 2016